UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549             SEC FILE NUMBER
                                                                   0-26954
                                   FORM 12b-25
                                                                 CUSIP NUMBER
                           NOTIFICATION OF LATE FILING            14983Y-10-7

(Check One): [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  |X|  Form 10-Q
[_] Form N-SAR
         For Period Ended: March 31, 2004

          [_]     Transition Report on Form 10-K
          [_]     Transition Report on Form 20-F
          [_]     Transition Report on Form 11-K
          [_]     Transition Report on Form 10-Q
          [_]     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        N/A
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Part I -- Registrant Information

Full Name of Registrant             CD&L, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)     80 Wesley Street
City, State and Zip Code                                      South Hackensack,
                                                              New Jersey 07606


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Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         CD&L, Inc. (the "Company") is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2004 within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is attributable to the Company's current efforts to finalize a waiver from its senior lender with respect to a certain covenant. The Company expects to have finalized documents within the timeframe granted for filing the Company's report on Form 10-Q by Rule 12b-25(b).

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

      Russell J. Reardon, Chief Financial Officer    (201)         487-7740
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      (Name and Title)                            (Area Code) (Telephone Number)



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         (2) Have all other periodic reports required under Sections 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                               [X]  Yes           [_]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [_]  Yes           [X]   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                   CD&L, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17, 2004               By:      /s/ Russell J. Reardon
                                           -----------------------
                                  Name:    Russell J. Reardon
                                  Title:   Chief Financial Officer